SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Cell Genesys, Inc.

(Names of Subject Company (Issuer) and Filing Person (Offeror))

3.125% Convertible Senior Notes due November 1, 2011

(Title of Class of Securities)

150921AA2

150921AB0

(CUSIP Number of Class of Securities)

STEPHEN A. SHERWIN, M.D.

Chief Executive Officer

Cell Genesys, Inc.

400 Oyster Point Boulevard, Suite 525

South San Francisco, CA 94080

(650) 266-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

SAM ZUCKER, Esq.

ERIC C. SIBBITT, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$62,073,431.84	$3,463.70

*	The transaction value is estimated only for purposes of calculating amount of filing fee. The amount is based on the purchase price of an aggregate of $68,307,000 principal amount of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”), as described herein, equaling an aggregate of $34,153,500 in cash plus approximately $0.2 million in accrued interest, 14,063,205 shares of common stock (valued at $0.4654 per share, the average of the high and low prices on May 21, 2009), and $21,175,000 aggregate principal amount of the Company’s 3.125% Convertible Senior Notes due May 1, 2013, assuming all Existing Notes are exchanged in this exchange offer.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2009, by Cell Genesys, Inc., a Delaware corporation (the “Company”), as amended by that certain Amendment No. 1 to the Original Schedule TO filed with the SEC on June 1, 2009 (“Amendment No. 1” and together with the Original Schedule TO, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended. The Schedule TO relates to the offer by the Company (the “Exchange Offer”) to exchange for each $1,000 principal amount of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”): (i) 205.8824 shares of the Company’s common stock, par value $0.001 per share (“common stock”), plus (ii) a cash payment of $500.00 plus accrued and unpaid interest on such $1,000 principal amount of Existing Notes to, but excluding, the settlement date of the Exchange Offer, plus (iii) $310.00 principal amount of the Company’s 3.125% Convertible Senior Notes due May 1, 2013 (the “New Notes,” and together with consideration referenced in clauses (i) and (ii), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated May 22, 2009, attached to the Original Schedule TO as Exhibit (a)(1)(A), and as amended by Amendment No. 1 (as amended, the “Offer to Exchange”), and in the related Exchange Offer materials attached to the Original Schedule TO as exhibits.

The Exchange Consideration will be in full satisfaction of the principal amount of, and any accrued and unpaid interest to, but excluding, the settlement date of the Exchange Offer on, the Existing Notes so tendered and accepted. The Company will not issue fractional shares of common stock in the exchange for the Existing Notes. Instead, the Company will pay you an amount of cash equal to any such fraction multiplied by the closing sale price of the common stock on the trading day immediately preceding the date of the completion of the Exchange Offer, rounded down to the nearest whole cent. In addition, the New Notes will be issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. The Company will not issue New Notes in a denomination that is not an integral of $1,000. To the extent that you would otherwise be entitled to receive a principal amount of New Notes that is not an integral multiple of $1,000, the principal amount of New Notes that you will actually receive will be rounded down to nearest $1,000 and you will receive a cash payment equal to the difference between the rounded and unrounded principal amounts, rounded down to nearest whole cent, in lieu of such difference. The Exchange Consideration will be subject to any required withholding of taxes, and no interest will be paid thereon. The Exchange Offer is being extended to all holders of the Existing Notes.

Amendment to Schedule TO

The Schedule TO is hereby amended and supplemented as follows:

1. Section (a) of Item 10 of the Schedule TO is hereby amended by adding a new subsection (5) as follows:

“(5) The information in the Offer to Exchange under the caption “Summary Terms of the Exchange Offer—Summary Financial Data” is incorporated herein by reference.”

Amendment to the Offer to Exchange

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1. The first sentence of the third paragraph from the bottom on the second page with the caption “Important” is hereby amended by replacing the phrase “any jurisdiction” with “any U.S. state.”

2. The first paragraph on the third page with the caption “Forward-Looking Statements” is hereby amended and restated in its entirety as follows:

“Statements made in this Offer to Exchange other than statements of historical fact, including statements about any future exchanges or redemptions of outstanding Existing Notes, potential strategic alternatives of the Company (such as a merger with or acquisition by another company, further restructuring of the Company and allocation of our resources toward other biopharmaceutical product areas, and sale of the Company’s assets and liquidation of the Company), net gain resulting from any exchanges of Existing Notes, estimated restructuring charges and cash position, current and potential corporate partnerships, licenses and intellectual property, the adequacy of capital reserves, anticipated operating results and cash expenditures, financial and cash forecasts, future interest expenses, future compliance with NASDAQ rules and any actions to regain compliance with those rules, the progress, results, findings, analysis and timing of clinical trials and preclinical programs, the nature of product pipelines, and the Company’s progress, results, findings, analysis and timing of clinical trials and preclinical programs, are forward-looking statements. As forward-looking statements, they are subject to a number of uncertainties that could cause actual results to differ materially from the statements made. Reference is made to discussions about risks that may affect us under the section entitled “Risk Factors” under Item 1A of Part II of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.”

3. The section under the caption “Summary Terms of the Exchange Offer” is hereby amended by adding a new subsection under the caption “Summary Financial Data” after the subsection under caption “Certain Information about the Company” on page 6 as follows:

Summary Financial Data

The following table sets forth selected consolidated historical financial data as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and the three months ended March 31, 2009 and 2008 and has been derived without adjustment from our audited consolidated financial statements for such years and unaudited consolidated financial statements for such months. The data set forth in the table below should be read together with (1) our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and the related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is found in our annual report on Form 10-K for the year ended December 31 of the applicable year, which is incorporated by reference in this Offer to Exchange, and (2) our unaudited consolidated financial statements for the three months ended March 31, 2009 and 2008 and the related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is found in our quarterly report on Form 10-Q for the quarter ended March 31, 2009, which is also incorporated by reference in this Offer to Exchange.

	Three months ended March 31,		Fiscal year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except par value and share data)
Consolidated Statements of Operations Data:
Revenue	$747	$13,418	$94,571	$1,380	$1,364	$4,584	$11,458
Operating expenses:
Research and development	493	29,265	92,544	106,131	96,346	92,405	92,133
General and administrative	6,960	5,383	17,482	20,401	17,930	16,342	17,928
Impairment of long-lived assets	—	—	71,789	—	193	—	—
Restructuring charges	2,624	—	13,798	—	(82)	2,350	—

Total operating expenses	10,077	34,648	195,613	126,532	114,387	111,097	110,061

Loss from operations	(9,330)	(21,230)	(101,042)	(125,152)	(113,023)	(106,513)	(98,603)
Other income (expense):
Gain from purchase of convertible senior notes	1,486	—	42,668	—	—	—	—
Gain (loss) from revaluation of warrant liability	(377)	—	11,480	—	—	—	—
Gain on sale of Abgenix, Inc. common stock	—	—	—	—	62,677	55,123	12,160
Gain (loss) on sale of property and equipment	(90)	(7)	(401)	1,306	(2)	27	19
Interest and other income	214	1,374	4,048	9,021	7,497	3,031	2,643
Interest expense	(609)	(2,560)	(9,923)	(10,331)	(10,465)	(10,679)	(9,885)

Loss before income tax benefit (provision)	(8,706)	(22,423)	(53,170)	(125,156)	(53,316)	(59,011)	(93,666)
Income tax benefit (provision)	—	(129)	6,195	25,882	(29,613)	(5,928)	(3,745)

Net loss	(8,706)	(22,552)	(46,975)	(99,274)	(82,929)	(64,939)	(97,411)

Net loss per share:
Basic	$(0.10)	$(0.29)	$(0.56)	$(1.39)	$(1.67)	$(1.43)	$(2.23)
Diluted	$(0.10)	$(0.29)	$(0.56)	$(1.39)	$(1.67)	$(1.43)	$(2.23)
Weighted average common shares used in computing net loss per share:
Basic	86,810	78,659	83,641	71,255	49,728	45,434	43,682
Diluted	86,810	78,659	83,641	71,255	49,728	45,434	43,682
Consolidated Balance Sheet Data (as of period end):
Current assets	$78,973	$164,896	$94,356	$148,348	$154,665	$192,632	$241,358
Restricted cash and investments	—	2,890	991	2,890	2,890	2,894	3,300
Property and equipment, net	477	115,782	1,577	119,011	129,643	142,225	159,663
Deferred income tax assets	—	—	—	—	—	24,430	25,177
Unamortized debt issuance costs and other assets	877	2,939	1,049	3,143	3,969	4,794	5,641

Total assets	$80,327	$286,507	$97,973	$273,392	$291,167	$366,975	$435,139

Current liabilities	$8,561	$36,462	$10,987	$34,565	$51,314	$69,385	$77,923
Other non-current liabilities	—	87,823	4,006	56,278	51,326	52,093	51,013
Convertible senior notes	68,307	145,000	70,867	145,000	145,000	145,000	145,000
Redeemable Series B convertible preferred stock	—	—	—	—	—	—	1,897
Commitments and contingencies
Stockholders’ equity	3,459	17,222	12,113	37,549	43,527	100,497	159,306

Total liabilities and stockholders’ equity	$80,327	$286,507	$97,973	$273,392	$291,167	$366,975	$435,139

4. The first paragraph of the section under the caption “Miscellaneous” on page 48 is hereby amended and restated as follows:

“We are not aware of any U.S. state where the making of the Exchange Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of the Exchange Offer or the acceptance of Existing Notes pursuant to the Exchange Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders residing in that state.”

Amendment to the Letter of Transmittal

The Letter of Transmittal is hereby amended and supplemented as follows:

1. The section under the caption “IRS Circular 230 Notice” on the last page, including the caption, is hereby deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

CELL GENESYS, INC.

/s/ Stephen A. Sherwin
Stephen A. Sherwin, M.D.
Chairman of the Board and Chief Executive Officer

Date: June 10, 2009

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Exchange, dated May 22, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Notice of Withdrawal.

(a)(1)(E)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by Cell Genesys, Inc. on May 11, 2009 (incorporated by reference to Exhibit 99.1 to Cell Genesys, Inc.’s Current Report on Form 8-K filed with the SEC on May 11, 2009).

(a)(5)(B)*	Press Release issued by Cell Genesys, Inc. on May 22, 2009.

(a)(5)(C)	Cell Genesys, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 9, 2009 and incorporated herein by reference.

(a)(5)(D)	Cell Genesys, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009 and incorporated herein by reference.

(b)	None.

(d)(1)(A)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(B)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(C)	Settlement and Exchange Support Agreement, dated as of May 10, 2009, among Cell Genesys, Inc. and the Noteholder (incorporated by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Current Report on Form 8-K with the SEC on May 11, 2009).

(d)(1)(D)	Form of Indenture to be entered into between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit T3C.1 to Cell Genesys, Inc.’s Form T-3/A filed with the SEC on June 1, 2009).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.